EXHIBIT 21.1

Subsidiaries of the Registrant

The following is a list of subsidiaries of Sears Hometown and Outlet Stores, Inc. Corporation, the names under which such subsidiaries do business, and the state or country in which each was organized. This list does not include subsidiaries which would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Name	State or Other Jurisdiction of Organization
Sears Authorized Hometown Stores, LLC	Delaware
Sears Home Appliance Showrooms, LLC	Delaware
Sears Outlet Stores, L.L.C.	Delaware